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Exhibit 99.1

Description of Transaction

On November 20, 2012, Precision Castparts Corp. ("PCC")

initiated a cash tender offer by ELIT Acquisition Sub Corp., a wholly owned subsidiary of PCC ("ELIT"), to purchase all of the outstanding shares of common stock, par value $0.01 per share,

of Titanium Metals Corporation ("TIMET") at a purchase price of

$16.50 per share (the "Tender Offer").  On December 20, 2012,

the Tender Offer and the related withdrawal rights expired, ELIT accepted for payment all shares that were validly tendered and not withdrawn prior to the expiration of the Tender Offer and

TIMET became a majority owned subsidiary of PCC.

TIMET Finance Management Company, a wholly owned subsidiary of

TIMET ("TFMC"), owned 222,100 shares of the common stock of

the issuer at the time TIMET became a majority owned subsidiary of PCC.

Prior to such time, TIMET was an affiliate of Contran Corporation

("Contran") and its other affiliates.  At the time TIMET became a majority owned subsidiary of PCC, Contran and its affiliates no longer beneficially owned the 222,100 shares of the

issuer's common stock that was held directly by TFMC.

Pursuant to At Home Corp. v. Cox Communications, Inc. 466 F.3d

403 (2d Cir.), cert denied, 127 S. Ct. 384 (2006), Section 16(b)

of the Securities Exchange Act of 1934, as amended, does not apply to dispositions of the shares of the issuer's common stock held by TFMC resulting from the change in control of TIMET.